UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Jersey, Channel Islands

(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events.

On February 5, 2013, WNS (Holdings) Limited (the “Company”) issued a press release announcing a proposed public offering of American Depositary Shares, each representing one ordinary share of the Company. A copy of the press release dated February 5, 2013 is attached hereto as Exhibit 99.1

Exhibit.

Exhibit

99.1	Press release of WNS (Holdings) Limited dated February 5, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2013

WNS (HOLDINGS) LIMITED

	By:	/s/ Deepak Sogani
	Name:	Deepak Sogani
	Title:	Group Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of WNS (Holdings) Limited dated February 5, 2013